SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM             TO
Commission file number 1-3701

THE INVESTMENT AND EMPLOYEE STOCK
OWNERSHIP PLAN OF
AVISTA CORPORATION
(Full Title of the Plan)
AVISTA CORPORATION
1411 East Mission Avenue
Spokane, Washington 99202-2600
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

THE INVESTMENT AND EMPLOYEE STOCK
OWNERSHIP PLAN OF
AVISTA CORPORATION
Financial Statements
Attached are the Plan's financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits
See Exhibit Index on page 2-1.

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
OF AVISTA CORPORATION

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

YEARS ENDED DECEMBER 31, 2019 AND 2018

Report of Independent Registered Public Accounting Firm

Compensation and Organization Committee
Benefit Plans Administration Committee
Investment and Employee Stock Ownership Plan
of Avista Corporation
Spokane, Washington

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Investment and Employee Stock Ownership Plan of Avista Corporation (the Plan) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Investment and Employee Stock Ownership Plan of Avista Corporation as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental schedule of assets (held at end of year) (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ CliftonLarsonAllen LLP
We are uncertain as to the year we (or our predecessor firms) began serving consecutively as the auditor of the Plan’s financial statements; however, we are aware that we (or our predecessor firms) have been the Plan’s auditor consecutively since at least 2001.

Charlotte, North Carolina
May 29, 2020

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
OF AVISTA CORPORATION
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2019 AND 2018

	2019	2018
Assets:
Investments (at Fair Value):
Common Stock	$25,155,322	$21,893,654
Self-Directed Securities	6,104,690	5,404,081
Collective Trust	46,439,522	48,443,354
Mutual Funds	529,846,747	427,242,879
Total Investments	607,546,281	502,983,968

Receivables:
Employer Contributions	580,276	409,698
Notes Receivable from Participants	6,255,037	6,506,228
Total Receivables	6,835,313	6,915,926

Net Assets Available for Benefits	$614,381,594	$509,899,894
See accompanying Notes to Financial Statements.

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
OF AVISTA CORPORATION
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Additions:
Investment Income (Loss)
Interest and Dividend Income	$19,013,608	$20,897,828
Net Appreciation (Depreciation) in Fair Value of Investments	86,739,110	(50,976,542)
Total Investment Income (Loss)	105,752,718	(30,078,714)

Interest Income on Notes Receivable from Participants	347,163	323,595

Contributions
Employee	18,664,610	17,963,017
Employer	10,525,163	9,744,903
Rollover	6,119,460	7,334,818
Total Contributions	35,309,233	35,042,738

Total Additions	141,409,114	5,287,619

Deductions:
Benefits Paid to Participants	(36,252,387)	(36,810,936)
Administrative Expenses	(675,027)	(625,790)
Total Deductions	(36,927,414)	(37,436,726)

Net Increase (Decrease)	104,481,700	(32,149,107)

Net Assets Available for Benefits

Beginning of Year	509,899,894	542,049,001

End of Year	$614,381,594	$509,899,894
See accompanying Notes to Financial Statements.

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
OF AVISTA CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

NOTE 1. DESCRIPTION OF THE PLAN
The following description of the Investment and Employee Stock Ownership Plan of Avista Corporation (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
Effective January 1, 1984, Avista Corporation (Corporation, Company or Avista) established an Employee Investment Plan under Section 401(k) of the Internal Revenue Code as a supplemental plan to the Retirement Plan for Employees of Avista Corporation. The Plan, which was restated effective January 1, 2016, and most recently amended effective January 1, 2018, is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and all statutory revisions thereto. The purpose of this Plan, in which participation is voluntary, is to encourage employees to systematically save a portion of their current compensation and to supplement their savings with contributions from the Corporation. All employees of Avista Corporation are eligible to participate in the Plan after their first pay period following employment. Students, leased employees, and collectively bargained employees (other than collectively bargained employees whose employment is subject to the terms of a collective bargaining agreement which provides for participation in the Plan) are ineligible to participate in the Plan.

Contributions
Plan participants may make contributions during any payroll period for which they receive earnings as eligible employees in an amount at least equal to 1% of their earnings. A participating employee’s annual before-tax contribution was subject to federal limits of $19,000 in 2019 and $18,500 in 2018. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Employee contributions represent tax-deferred compensation and Roth 401(k) after tax compensation and may be invested in the employee’s choice of various fund options (each with a different investment objective and risk) in the combination specified by the employee. Employee contributions are made by payroll deduction and transferred to the Plan trustee as soon as practicable following the payroll period in which such amounts are withheld.

Plan participants are automatically enrolled in the Plan upon eligibility at a 3% deferral rate, with an automatic increase of 1% each year up to 15%. Participants can opt out of the Plan at any time. Participants can change their deferral rate at any time.

The Corporation has an obligation to the trust fund for an amount equal to a percentage of employee contributions that is determined by the hire date of the employee.

All non-collectively bargained employees and Local 659 employees hired prior to January 1, 2006, and Local 77 employees hired prior to January 1, 2011, receive a matching contribution of 75% of employee contributions that does not exceed 6% of the employee’s salary.

All non-collectively bargained employees and Local 659 employees hired on or after January 1, 2006, and Local 77 employees hired on or after January 1, 2011, receive a matching contribution of 100% of employee contributions that does not exceed 6% of the employee’s salary.

Further, all non-collectively bargained employees hired on or after January 1, 2014, and Local 659 employees hired on or after April 1, 2014, receive an additional non-elective employer contribution based on the employee’s age. The table below illustrates the non-elective contribution rate assigned to the established age groups.

Age	Contribution as a Percentage of Eligible Pay
Younger than 40	3%
40-49	4%
50 or Older	5%

The Company matching contributions are made in the form of cash that is invested as directed by participants from among the investment options offered under the Plan. In addition, each participant may elect to diversify up to 100% of the value of the common stock held in their Employee Stock Ownership Plan (ESOP) account.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings or losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participant contributions are 100% vested at all times. Participants vest 100% in the Company matching contribution after one year of service or upon death, disability or reaching normal retirement age. Participants vest 100% in the non-elective employer contribution after three years of service or upon death, disability or reaching normal retirement age.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Principal and interest is paid ratably through payroll deductions. The notes are secured by the balance in the participant’s account and bear interest at a rate of prime rate plus 1%.

Payment of Benefits
Distributions to participants are permitted for termination, retirement, death, disability, or financial hardship. A participant with a financial hardship which imposes an immediate and heavy financial need that cannot be reasonably met by other sources may withdraw a portion of his/her account balance subject to provisions of the Plan. Distributions due to termination shall commence as soon as administratively feasible following the date a participant terminates employment. Distributions may be made in a lump sum, partial lump sum, equal annual installments over a period not to exceed 3 years, or monthly installments over not more than 15 years. If the vested amount is less than $1,000, the account is paid in a lump-sum payment to the participant within a reasonable time frame. If the vested amount is more than $1,000, the participant must consent to the distribution before it may be made.

Forfeited Accounts
At December 31, 2019 and 2018, forfeited nonvested accounts totaled $62,382 and $118,128, respectively. These accounts are used first to restore accounts for returning participants, and then are used to reduce the Company’s obligations to make contributions under the Plan. If there are any excess forfeitures after the Company makes matching contributions, the excess amount may be used to pay administrative expenses under the Plan. In 2019 and 2018, forfeitures in the amount of $105,475 and $165,210 were used to reduce employer contributions.

Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee will vote any shares on which such instructions have not been received, as well as unallocated shares, proportionately in the same manner as Common Stock for which the Trustee has received voting instructions, unless the Trustee determines that to do so would not be consistent with ERISA or a voting participant elects not to have his vote be used in this manner, in which case the Trustee will vote the non-voted or unallocated Common Stock in a manner consistent with ERISA. Fractional shares will be combined to the largest number of whole shares and voted by the Trustee to the extent possible to reflect the voting direction of whole shares by the participants holding fractional shares.

Diversification
Diversification is offered to participants so that they may have the opportunity to move the value of their investment in the Common Stock into investments which are more diversified. Participants are entitled to make an election to diversify up to 100% of the value of the Common Stock held in their ESOP account.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accounting records of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Benefit Plan Administration Committee (BPAC) determines the Plan’s valuation policies utilizing information provided by the investment advisors and custodian. See Note 3 for discussion of fair value measurements.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Benefit Payments
Benefits are recorded when paid.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make note repayments and the Plan administrator deems the participant note to be in default, the participant note balance is reduced and a benefit payment is recorded.

Administrative Expenses
The Plan’s expenses are paid either by the Plan or the Company, as provided by the Plan document. Expenses paid by the Company are excluded from these financial statements. Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying statements of changes in net assets available for benefits. Fees related to the administration of notes receivable from participants and benefit payments are charged directly to the participant’s account and are included in administrative expense.

Subsequent Events
In March 2020, the World Health Organization categorized Coronavirus Disease 2019 (“COVID-19”) as a pandemic, and the President of the United States declared the COVID-19 outbreak a national emergency. The COVID-19 pandemic has led to volatility in financial markets and has affected, and may continue to affect, the market price of Avista common stock and other Plan assets. The potential economic impact brought by, and the duration of, COVID-19 is difficult to assess or predict and will depend on future developments that are highly uncertain and cannot be predicted.
The Plan has implemented certain requirements by the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) and the Setting Every Community Up for Retirement Enhancement Act of 2019 (the SECURE Act), which laws change the Plan to, among others, allow certain eligible individuals to receive coronavirus-related relief for loan repayment, suspend required minimum distributions, and delay the commencement date for required minimum distributions. The optional features within these acts are currently being assessed but have not been implemented to date.  Written amendments to the Plan to reflect these operational changes will be adopted at a later date in accordance with applicable law and IRS guidance. No other subsequent events were identified through May 29, 2020, the date these financial statements were issued.

NOTE 3. FAIR VALUE OF INVESTMENTS
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair market value measurement.

The asset's or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2019 and 2018.

Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Collective Fund: Valued at the net asset value (NAV) of units of a bank collective trust. NAV is a readily-determinable fair value and is the basis for current transactions. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Avista Corporation Company Stock Fund: The Avista Corporation Company Stock Fund includes shares of Avista Corporation and cash, and is reported based on unitized value.
Self-Directed Securities: Self-Directed Securities consist of mutual funds and common stocks and are invested at the direction of the participant.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2019
	Level 1	Level 2	Level 3	Total
Common Stock	$25,155,322	$—	$—	$25,155,322
Self-Directed Securities	6,104,690	—	—	6,104,690
Mutual Funds	529,846,747	—	—	529,846,747
Collective Trust	—	46,439,522	—	46,439,522
Total Investments at Fair Value	$561,106,759	$46,439,522	$—	$607,546,281

	2018
	Level 1	Level 2	Level 3	Total
Common Stock	$21,893,654	$—	$—	$21,893,654
Self-Directed Securities	5,404,081	—	—	5,404,081
Mutual Funds	427,242,879	—	—	427,242,879
Collective Trust	—	48,443,354	—	48,443,354
Total Investments at Fair Value	$454,540,614	$48,443,354	$—	$502,983,968

NOTE 4. INVESTMENTS
Plan investments in the Avista Corporation Company Stock Fund represented 4.09% and 4.29% of total Plan assets at December 31, 2019 and 2018, respectively. For the year ended December 31, 2019, the Plan's investment in this fund experienced net appreciation in fair value of approximately $2,900,000 compared to the depreciation of approximately $4,800,000 experienced in 2018.

NOTE 5. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 6. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants would remain 100% vested in their Company contributions.

NOTE 7. PLAN TAX STATUS
The Plan is placing reliance on an opinion letter dated May 12, 2017, received from the Internal Revenue Service (IRS) indicating that the Plan is qualified under Section 401 of the Internal Revenue Code (IRC) and is therefore not subject to tax under current income tax law. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 8. PARTY-IN-INTEREST TRANSACTIONS
The Plan investments are managed by Vanguard Fiduciary Trust Company (Vanguard). Vanguard is the trustee as defined by the Plan, and therefore, the investment transactions qualify as party-in-interest transactions. SageView is the investment advisor for the Plan, and fees paid for investment advisory services qualify as party-in-interest transactions. These party-in-interest transactions are exempt from the prohibited transaction rules of ERISA. Fees incurred by the Plan for investment management services and investment advisory services are included in administrative expenses. Certain other expenses of the Plan for recordkeeping, legal and accounting fees are included in administrative expenses. Expenses paid by the Company are not included in the statements of changes in net assets available for benefits.

NOTE 9. EMPLOYEE STOCK OWNERSHIP PLAN (ESOP)
Effective January 1, 2006, the Avista Corporation Company Stock Fund was designated an ESOP. Employer and employee contributions into Avista Corporation stock are classified as ESOP contributions.

INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN
OF AVISTA CORPORATION
E.I.N. 91-0462470 PLAN NO. 003
SCHEDULE H, LINE 4i -- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2019

(a)	(b)	(c)	(d)	(e)
	Identity of Issue	Description of Investment	Cost**	Current Value
	Common Stock:
*	Avista Corporation	Company Stock Fund		$25,155,322

	Self-Directed Securities:
	VGI Brokerage Option	Vanguard Brokerage Option		6,104,690

	Mutual Funds:
	American Funds EuroPacific Growth Class R-6	Registered Investment Company		8,356,287
	Baird Core Plus Bond Fund Instl Class	Registered Investment Company		3,704,978
	Dodge & Cox Intl Stock	Registered Investment Company		5,590,244
	T. Rowe Price Inst'l Large Cap Value Fd C	Registered Investment Company		14,378,407
	T. Rowe Price QM US Growth Equity Fd I	Registered Investment Company		3,779,088
*	Vanguard Federal Money Market Fd	Registered Investment Company		8,122,912
*	Vanguard Infla-Prot Securities	Registered Investment Company		5,229,840
*	Vanguard Institutional Index Fund	Registered Investment Company		103,552,927
*	Vanguard Institutional Target Ret 2015 Fd	Registered Investment Company		409,554
*	Vanguard Institutional Target Ret 2020 Fd	Registered Investment Company		6,683,840
*	Vanguard Institutional Target Ret 2025 Fd	Registered Investment Company		10,377,080
*	Vanguard Institutional Target Ret 2030 Fd	Registered Investment Company		4,483,090
*	Vanguard Institutional Target Ret 2035 Fd	Registered Investment Company		2,521,087
*	Vanguard Institutional Target Ret 2040 Fd	Registered Investment Company		3,443,350
*	Vanguard Institutional Target Ret 2045 Fd	Registered Investment Company		4,051,749
*	Vanguard Institutional Target Ret 2050 Fd	Registered Investment Company		4,608,013
*	Vanguard Institutional Target Ret 2055 Fd	Registered Investment Company		3,132,898
*	Vanguard Institutional Target Ret 2060 Fd	Registered Investment Company		1,333,480
*	Vanguard Institutional Target Ret 2065 Fd	Registered Investment Company		29,191
*	Vanguard Institutional Target Ret Income Fd	Registered Investment Company		2,202,089
*	Vanguard Mid-Cap Index Fd Inv	Registered Investment Company		29,310,356
*	Vanguard PRIMECAP Fund Adm	Registered Investment Company		31,494,904
*	Vanguard Sm-Cap Growth Index	Registered Investment Company		31,556,416
*	Vanguard Sm-Cap Value Index	Registered Investment Company		9,734,715
*	Vanguard Total Bd Mkt Indx Inv	Registered Investment Company		60,075,066
*	Vanguard Total Int'l Stock Idx	Registered Investment Company		58,097,764
*	Vanguard Wellington Fund	Registered Investment Company		111,356,384
	Victory Integrity Small-Cap Value Fund R6	Registered Investment Company		2,231,038
		Total Mutual Funds		529,846,747

	Collective Trust:
*	Vanguard Retirement Savings Trust III	Collective Trust		46,439,522

*	Participant Loans-Interest Rates 4.25% - 6.5%
	Maturing 2019-2029	Loan Fund	--	6,255,037

				$613,801,318
 * Designates party-in-interest.

** Cost omitted for participant-directed investments.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE INVESTMENT AND EMPLOYEE STOCK OWNERSHIP PLAN FOR EMPLOYEES OF AVISTA CORPORATION

By:	/s/ Mark T. Thies
Name:	Mark T. Thies
Title:	Executive Vice President, Chief Financial Officer, and Treasurer (Principal Financial Officer)

EXHIBIT INDEX

Exhibit 23.	Independent Auditors' Consent of CliftonLarsonAllen LLP

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